MONTHLY REPORT - FEBRUARY, 2006
                                Global Macro Trust
             The net asset value of a unit as of February 28, 2006
               was $1,026.67, down  1.1% from $ 1,037.64 per unit
                             as of January 31, 2006.

                                      Managing         Unit
                                        Owner        Holders          Total
Net Asset Value (415,460.300      $   4,979,009     426,119,629     431,098,638
   units) at January 31, 2006
Addition of 5,517.274 units on           19,694       5,705,233       5,724,927
   on February 1, 2006
Redemption of 7,665.520 units on             (0)     (7,869,959)     (7,869,959)
   February 28, 2006
Net Income (Loss) - February, 2006      (41,981)     (4,505,325)     (4,547,306)
                                    -----------  --------------  --------------
Net Asset Value at February 28,   $   4,956,722     419,449,578     424,406,300
2006
                                    ===========  ==============  ==============
Net Asset Value per Unit at
February 28, 2006 (413,380.343
units inclusive of 68.289
additional units.)                               $     1,026.67


                        STATEMENT OF INCOME AND EXPENSE
                                                    This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 13,020,943      18,956,065

      Change in unrealized gain (loss) on open      (17,886,097)      4,493,127
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (32,408)       (253,208)


   Interest income                                    1,375,086       2,786,666

   Foreign exchange gain (loss) on margin                70,717          93,548
      deposits

Total: Income                                        (3,451,759)     26,076,198

Expenses:
   Brokerage commissions                              2,436,056       4,900,154

   20.0% New Trading Profit Share                    (1,466,185)        358,466

   Administrative expense                               125,676         252,781


Total: Expenses                                       1,095,547       5,511,401

Net Income (Loss) - February, 2006                  $(4,547,306)     20,564,797

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554

								March 9, 2006


Dear Investor:

Global Macro Trust ("GMT") was down 1.06% for February, 2006. Year-to-date the Trust is up 4.97%.

In February, gains from interest rate and stock index futures trading were narrowly outweighed by losses from metals, energy, agricultural commodities and currencies.

In the interest rate portfolio sector, rates edged up and short positions in short-term eurodollar deposits and European interest rates, 2-year German notes, 2- and 5-year U.S. treasuries and Japanese 10-year bonds were profitable. A long position in British 10-year bonds generated a small loss and positions in eight other instruments were flat.

In February, long positions in the U.S. Dow Jones Industrials Index and European indices (Spain's IBEX, France's CAC, Germany's DAX, Britain's FTSE and the DJ euro STOXX) were profitable, outweighing losses on long positions in South Africas All Shares, Japan's Nikkei and Topix and the NASDAQ 100. Long positions in Australia's SPI, the Hong Kong Hang Seng, the Taiwan Index, the S&P 500 and Russell 2000 were flat.

The bull market in metals did some retracing in February, and losses were sustained on long positions in zinc, lead, aluminum, gold, silver and platinum. Long positions in tin, copper and nickel were flat.

Energy prices declined in February and losses were sustained on small long positions in Brent and WTI crude oil, unleaded gasoline, London gas oil and kerosene. A short position in heating oil was flat and a short position in natural gas was profitable.

Profits on currency trading versus the dollar were narrowly outweighed by losses on non-dollar cross rate trading. Versus the dollar, long positions in the Brazilian real and short positions in the Swiss franc, Czech koruna, euro, Norwegian krone and Swedish krone were profitable, while short positions in the yen, which rallied strongly on perceptions that Japan's zero interest rate policy would soon end, and long positions in the Korean won, New Zealand dollar, South African rand and Polish zloty were unprofitable. Six other positions were flat. The yen rally resulted in losses on long positions versus the yen in the Australian and Canadian dollars, Swiss franc, euro and British pound. A short position in the Norwegian krone and a long position in the Swedish krona versus the euro were also unprofitable. A long position in the euro versus the Swiss franc and long positions in the Canadian dollar, British pound and Polish zloty versus the euro were profitable.

In the agricultural commodity sector, small losses were sustained on long positions in sugar, coffee, soybean meal and cattle and on short positions in corn, Chicago wheat and soybean oil. A long position in Kansas City wheat was profitable, and short positions in cocoa, cotton and hogs were flat.


                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman
                                         George E. Crapple, co-Chairman